Crinetics Pharmaceuticals, Inc.

10222 Barnes Canyon Road, Bldg. #2

San Diego, CA 92121

July 13, 2018

VIA EDGAR

Ms. Mary Beth Breslin

Branch Chief

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Crinetics Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-225824

Dear Ms. Breslin:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Crinetics Pharmaceuticals, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Tuesday, July 17, 2018, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin C. Reyes of Latham & Watkins LLP, counsel to the Company, at (858) 523-3946, or in his absence, Matthew T. Bush at (858) 523-3962, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

CRINETICS PHARMACEUTICALS, INC.

By:	/s/ Marc Wilson
Marc Wilson Chief Financial Officer

cc:	Mark Brunhofer, Securities and Exchange Commission
Mary Mast, Securities and Exchange Commission
Irene Paik, Securities and Exchange Commission
R. Scott Struthers, Ph.D., Crinetics Pharmaceuticals, Inc.
Cheston J. Larson, Latham & Watkins LLP
Matthew T. Bush, Latham & Watkins LLP
Kevin C. Reyes, Latham & Watkins LLP
Charles S. Kim, Cooley LLP